Addendum No. 1

to Pricing Supplement No. G133 dated May 24, 2018,
to the Underlying Supplement dated April 19, 2018,

Product Supplement No. G-I dated October 4, 2017,

Prospectus Supplement dated June 30, 2017 and

Prospectus dated June 30, 2017

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-218604-02 May 31, 2018
$39,000 CS Notes due November 29, 2022 Linked to the Performance of the EURO STOXX 50® Index

The securities are senior unsecured obligations of Credit Suisse AG, acting through its London branch.

The securities will not be listed on any exchange.

Investing in the securities involves a number of risks. See “Selected Risk Considerations” beginning on page 5 of the accompanying pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this addendum, the accompanying pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

You should read Pricing Supplement No. G133 and the relevant Underlying Supplement, Product Supplement and Prospectus Supplement, which describe the specific terms of the offered securities, together with the Prospectus.

This Addendum No. 1 to Pricing Supplement No. G133 sets forth the projected payment schedule for the CS Notes due November 29, 2022 Linked to the Performance of the EURO STOXX 50® Index. This Addendum No. 1 to Pricing Supplement No. G133 amends, restates and supersedes the projected payment schedule set forth under “United States Federal Tax Considerations” in Pricing Supplement No. G133 dated May 24, 2018 in its entirety. For more information, see “United States Federal Tax Considerations” in the accompanying pricing supplement.

Credit Suisse

May 31, 2018

Credit Suisse, London Branch

U.S. $39,000 CS Notes Due November 29, 2022

Linked to the Performance of the EURO STOXX 50® Index

Projected Payment Schedule

The comparable yield and projected payment schedule are provided solely for the purpose of determining a U.S. holder’s income from the securities for U.S. tax purposes and are not a representation of any kind regarding the actual yield of the securities or actual amounts that will be paid thereon.  See the accompanying pricing supplement dated May 24th, 2018 for additional information.  U.S. Holders of the securities are urged to consult their tax advisors regarding the tax treatment of the Securities. We have determined that the comparable yield for a security is a rate of 2.87%, compounded semi-annually, and that the projected payment schedule with respect to a security is as follows:

Payment Dates	Projected payment (per $1,000)	OID deemed to accrue during accrual period (per $1,000)	Total OID deemed to have accrued from original issue date as of end of accrual period
29-Nov-18	$0.00	$14.27	$14.27
29-May-19	$0.00	$14.55	$28.82
29-Nov-19	$0.00	$14.76	$43.59
29-May-20	$0.00	$14.98	$58.56
29-Nov-20	$0.00	$15.19	$73.75
29-May-21	$0.00	$15.41	$89.16
29-Nov-21	$0.00	$15.63	$104.79
29-May-22	$0.00	$15.85	$120.65
29-Nov-22	$1,136.73	$16.08	$136.73

Credit Suisse